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RWE joins Nabucco consortium as sixth partner

08000750

SUPPL

February 5, 2008

- **RWE becomes the sixth partner of the Nabucco consortium – agreements signed in Vienna on February 5, 2008**
- **Important step towards the completion of the Nabucco pipeline – new partner substantially strengthens the consortium**
- **From 2013 on the pipeline will connect Europe with the natural gas reserves in the Caspian region and the Middle East**

Nabucco Gas Pipeline International Ltd., an international consortium planning and constructing one of the most important European infrastructure projects for securing natural gas supply, announced today that RWE Gas Midstream had joined as the sixth strategic partner. Today, February 5, 2008, all partners signed the relevant agreements in Vienna. The consortium now consists of OMV Gas International, MOL (Hungary), Bulgargaz (Bulgaria), Transgaz (Romania), BOTAS (Turkey) and RWE Gas Midstream (headquartered in Essen, Germany), each holding a stake of 16.67% of Nabucco Gas Pipeline International Ltd.

RWE Gas Midstream is an ideal strategic partner for the Nabucco Project. RWE is active along the entire value chain for gas and aims to link its upstream and midstream business segments more strongly. The Caspian region is prime focus for RWE Dea and RWE Gas Midstream – they plan to both strengthen and launch activities for exploring, producing and transporting gas in this region. With more than 10 mn gas customers in South-Eastern, Central and North-Western Europe, RWE's production activities make it a reliable purchaser for the gas that in future will be transported via Nabucco.

Stefan Judisch, CEO of RWE Gas Midstream, commented: "We are delighted that the Nabucco consortium has accepted us as sixth equal partner. For us this pipeline project is an important milestone in our growth strategy of natural gas. We are convinced that Nabucco will increase Europe's security of supply for natural gas. The new pipeline will directly connect the gas producing countries in the Caspian region with customer bases in Central and Western Europe."

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Werner Auli, OMV Executive Board member responsible for Natural Gas, commented: "With RWE as a new partner, we are now superbly positioned from a strategic point of view to further advance this project - which is so important for Europe's natural gas supply. The consortium now not only includes the most important suppliers of natural gas in the countries that the Nabucco pipeline will go through, but also one large Western European supplier." In Auli's view the consortium perfectly reflects the importance of this European pioneer project.

Reinhard Mitschek, Managing Director of Nabucco Gas Pipeline International GmbH, commented: "Being able to welcome RWE as a new partner is an important signal for the entire European gas market. The increased energy demand in Europe makes the development of additional gas wells necessary; the Nabucco pipeline creates the condition for this. As the pipeline is planned to cross many borders, this sustainable project will set a further step to integrate the energy industry."

Pioneer project for securing Europe's natural gas supply

Experts estimate that in the next 20 years Europe's annual consumption of natural gas will increase from approximately 500 bcm to almost 800 bcm. For this reason the Nabucco project has been classified as one of the central infrastructure projects for strengthening Europe's security of supply for natural gas, as it makes a considerable contribution in expanding supply routes.

The Nabucco project at a glance

Nabucco makes a central contribution to Europe's security of supply - making new gas deposits in the Caspian region accessible to European customers and stimulating competition in the international gas market. With a length of over 3,300 km, the Nabucco gas pipeline will go from Turkey via Bulgaria, Romania and Hungary to Baumgarten near Vienna and will connect the substantial natural gas deposits of the Caspian region, the Middle East and other regions with European markets. OMV, MOL, Transgaz, Bulgargaz Holding, BOTAS and RWE currently are the project's shareholders. When completed, the pipeline's annual capacity will be 31 bcm.

Background information:

OMV Aktiengesellschaft

With Group sales of EUR 18.97 bn and a workforce of 40,993 employees in 2006, as well as market capitalization of approximately EUR 15 bn, OMV Aktiengesellschaft is Austria's largest listed industrial company. As the leading oil and gas group in Central Europe, OMV is active in Refining and Marketing (R&M) in 13 countries. In Exploration and Production (E&P) OMV is active in 21 countries in six core regions. OMV sells more than 14 bcm gas a year. OMV's Austrian gas hub Baumgarten annually transports approximately 47 bcm of gas. OMV's Central European Gas Hub is amongst the three largest hubs in Europe. OMV holds a 36% stake in Borealis A/S, one of the world's leading producers of polyolefin. Other important holdings are: 51% of Petrom S.A., 50% of EconGas GmbH, 45% of the BAYERNOIL refining network and approx. 20% of the Hungarian company MOL. OMV further strengthened its leading position in the European growth belt through the acquisition of an overall 39.6% stake in Petrol Ofisi, Turkey's leading company in the retail and commercial business.

OMV Gas International

OMV Gas International - a wholly owned subsidiary of OMV Aktiengesellschaft - with the two business fields marketing and trading (with the subsidiaries EconGas and Petrom's gas activities) and logistics/storage (with the subsidiaries OMV Gas, Central European Gas Hub, Nabucco Gas Pipeline International, Adria LNG) is one of the leading gas trading and logistics companies in Central Europe. In 2006, OMV Gas and EconGas sold 9.1 bcm in the business field of marketing and trading, Petrom Gas sold 5.0 bcm. The sold transportation capacities in transit lines in Austria amounted in 2006 to approximately 47 bcm of gas. In addition to supplying gas for Austria, these lines carry gas to Germany, Italy, France, Slovenia, Croatia and Hungary. OMV is therefore a central gas hub for Europe. With an exchanged volume of approximately 1.5 bcm per month, the Central European Gas Hub developed into one of the three most important gas platforms in continental Europe.

MOL

MOL Hungarian Oil and Gas Company is a leading integrated oil and gas group in Central and Eastern Europe with clean EBITDA of USD 2.1 bn in 2006, corresponding to 27.2% ROACE on an after tax basis. Starting with exploration and production of crude and natural gas the core activities of MOL cover the whole value chain: MOL also engages in refining, transportation, storage and distribution of crude oil as well as in importation, transportation, storage and wholesale trading of natural gas and other gas products. MOL is market leader in each of its core activities in Hungary and Slovakia. MOL's main objective is to provide superior levels of shareholder return by fully exploiting its market potential, by implementing a dynamic development and expansion strategy and by realising the potential for further internal efficiency improvements.

Transgaz

The Romanian National Gas Transmission Company Transgaz, with its headquarters in Medias, has been established in April 2000, as a result of a legal unbundling of the former vertically integrated national gas company Romgaz. The registered capital of Transgaz is owned 75% by the Romanian state, represented by the Ministry of Economy and Finance, 15% by the Proprietatea Fund and 10% was listed on the Romanian stock exchange on January 2008. The main object of activity is the natural gas transmission, dispatching and international transit, as well as research and design in the natural gas transmission field. Over the last four years, through the National Transmission System natural gas quantities between 16 bcm (2003) and 15.2 bcm (2006) have been transported. Currently Transgaz operates over 12,500 km of pipelines. The turnover of the company for the year 2006 was EUR 268.8 mn.

Bulgargaz Holding EAD

Bulgargaz Holding EAD (former Bulgargaz EAD) is a sole owner joint-stock company with a 100% Bulgarian state ownership. The Holding is managed by a Board of Directors, consisting of 5 members. The structure of Bulgargaz Holding EAD includes three subsidiaries: Bulgartransgaz EAD, Bulgargaz EAD, BulgarTel EAD, the capital of which is 100% owned by the Holding: Bulgartransgaz EAD is the proprietor and operator of the gas -transmission network on the territory of the country, including also an underground gas storage. The national gas transmission network comprises over 1,700 km of gas pipelines, four compressor stations and 68 gas pressure-reduction stations. Bulgartransgaz EAD is also a proprietor and operator of the transit network for transmission of natural gas to Turkey, Greece and Macedonia. The total length of the main gas pipelines are over 2,645 km. A total of 17.1 mn m^3 of natural gas were transited to the countries of the Balkan region.

BOTAS

The Turkish state owned company BOTAS is established in 1974 to transport the Iraqi crude oil to the Gulf of Iskenderun. With its headquarter in Ankara and some 2,700 employees, BOTAS is organized throughout Turkey to operate crude oil and natural gas systems efficiently. BOTAS operates around 10,000 kms of gas pipeline within the country that will reach to some 12,000 in a couple of years with the completion of construction works. After the completion of the Baku-Tbilisi-Ceyhan (BTC) Crude Oil Pipeline, the total oil pipeline system operated by BOTAS reached to 3,400 kms. Existing transportation capacity of 80.2 mn tons of oil would reach 130.2 mn tons per year through the operation of BTC. Being also a trader of natural gas, through eight separate sales-purchase contracts with companies from six different countries, BOTAS imported and sold some 31 bn m^3 natural gas in 2006, 5.4 bn m^3 of this amount being LNG.

RWE AG

RWE AG is one of Europe's leading electricity and gas companies. In fiscal 2006, the Group's 69,000-strong workforce generated some EUR 44 bn in revenue. RWE's major power generation, sales and trading markets are in Germany, the UK and Central Eastern Europe. RWE Gas Midstream GmbH has been responsible for the economic optimisation of the entire non-regulated gas business of the RWE Group with respect to acquisition, transport and storage since January 2007. In order to fulfil this goal, the company is engaging in pipeline projects and intensifying its business relat ionships with pipeline gas suppliers as well as LNG suppliers. The RWE Group handles a supply portfolio of 40 bcm per year in Europe, operates gas pipelines of more than 100,000 km in length and gas storages with a capacity of 6.1 bcm. 10 mn gas customers and 20 mn electricity customers rely on RWE.

For further information, please contact:

OMV

Ana-Barbara Kunčič, Investor Relations Tel. +43 (1) 40 440-21600; e-mail: investor.relations@omv.com

Internet Homepage: www.omv.com

Next result announcement: January – December and Q4 2007 on February 26, 2008

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